Exhibit 13.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of DRDGOLD Limited (the "Company") for the fiscal year ended June 30, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), John William Cornelius Sayers, as Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act 2002, that, to the best of his knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ John William Cornelius Sayers
By: John William Cornelius Sayers
Title: Chief Executive Officer
Date: December 12, 2008

Exhibit 13.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 20-F of DRDGOLD Limited (the "Company") for the fiscal year ended June 30, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Craig Clinton Barnes, as Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act 2002, that, to the best of his knowledge:

(1)   the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Craig Clinton Barnes
By: Craig Clinton Barnes
Title: Chief Financial Officer
Date: December 12, 2008